EXHIBIT 99.3

Meeting

Meeting

Invitation

Our shareholders are invited to attend our virtual annual general meeting (the "Meeting") where you will vote on the directors to be elected and other important items of business.

Notice of Meeting
When	May 6, 2026 at 3:00 pm Mountain Time
Virtual access at	https://meetings.lumiconnect.com/400-593-993-161
Password	vermilion2026
Formal business

1.       Receive financial statements and auditors report for the year ended December 31, 2025

2.       Fix the number of directors to be elected at 8

3.       Elect the directors for the coming year

4.       Appoint Deloitte LLP as auditors

5.       Advisory vote on Vermilion's approach to executive compensation

After the formal meeting, we will discuss the Company's 2025 results and future plans and activities.

Please read this Circular to learn more about the meeting, our governance practices, the director nominees and executive compensation.

Sincerely,

“Myron M. Stadnyk”

Board Chair